Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 3, 2023

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purpose of this Supplement is to disclose a change in our management.

Management

Effective June 20, 2023, our board of directors appointed Christopher Condelles to serve as our chief financial officer. Mr. Condelles replaced Edward T. Gallivan, Jr., who had served in such role since June 2018. Mr. Gallivan remains employed at FS Investments and will continue to serve in other positions with FS Investments and its affiliates.

The following disclosure is added to, and all references to Mr. Gallivan are removed from, the section of the Prospectus entitled “Management—Board of Directors and Executive Officers—Directors and Executive Officers” and all other similar disclosure in the Prospectus.

NAME	AGE*	POSITION HELD
Christopher Condelles	40	Chief Financial Officer

*	As of July 3, 2023.

Christopher Condelles has served as our chief financial officer since June 2023. Mr. Condelles has also served as chief operating officer at FS Investments since January 2023. In his role, Mr. Condelles works across the executive committee on strategic initiatives, including driving growth initiatives and creating operating leverage across the firm. He is directly responsible for overseeing capital markets, which executes and manages more than $25 billion in financings, business unit chief operating officers, and co-leading FS’ bridge street CLO platform. Prior to joining FS Investments in January 2017, Mr. Condelles spent over 12 years at Credit Suisse, most recently as head of U.S. credit and financing solutions, where he managed an +$8 billion portfolio, which included the firm’s structured credit investing, credit repo, and credit asset financing businesses within the Americas. He was also an executive committee member and global treasurer of Credit Suisse’s top ranked global credit products division. Mr. Condelles received his B.S. in Financial Economics from Binghamton University, his M.B.A. from The Wharton School of the University of Pennsylvania with a dual degree in Finance and Entrepreneurial Management and is a CFA charterholder. Mr. Condelles is a board member of the National Alliance on Mental Illness in New York City, where he chairs the finance committee and is the treasurer.